EXHIBIT(A)(9)

June 11, 2002

To Our Stockholders:

On behalf of the Board of Directors, I am pleased to inform you that SignalSoft Corporation has entered into a merger agreement with Openwave Systems Inc. Under the terms of the merger agreement, a subsidiary of Openwave has commenced a tender offer to purchase all of the shares of SignalSoft’s common stock for $2.26 per share in cash. The offer is subject to, among other things, the tender of at least two-thirds of SignalSoft’s outstanding shares, determined on a fully diluted basis including all stock options with an exercise price less than the offer price. Concurrently with SignalSoft entering into the merger agreement, certain of SignalSoft’s major stockholders, who hold in the aggregate approximately 29.5% of SignalSoft’s outstanding shares of common stock (28.7% on a fully diluted basis including in-the-money stock options), have entered into an agreement with Openwave to tender all of their shares of SignalSoft common stock into the tender offer (including shares received upon exercise of in-the-money stock options). These stockholders are David A. Hose, James A. Fitch, Mark H. Flolid, Charles P. Waite, Jr. and OVP Venture Partners. The tender offer, if successfully completed, will be followed by a merger in which each SignalSoft share not purchased in the tender offer will be converted into the right to receive, in cash, the price paid in the tender offer.

After careful consideration, your Board of Directors has unanimously approved the merger agreement, the offer and the merger and determined that the offer and the merger are advisable and fair to, and in the best interests of, SignalSoft and its stockholders. The Board recommends that you accept the offer and tender your shares pursuant to the offer. In arriving at its recommendation, the Board considered a number of factors, as described in the attached Solicitation/Recommendation Statement, including the opinion of RBC Dain Rauscher Inc., SignalSoft’s financial advisor, to the effect that the consideration to be received by the holders of SignalSoft common stock in the offer and the merger is fair to such stockholders from a financial point of view.

Enclosed is the Offer to Purchase, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the tender offer and provide information on how to tender your SignalSoft shares to Openwave. The Solicitation/Recommendation Statement on Schedule 14D-9 describes in more detail the reasons for your Board’s conclusions and contains other information relating to the tender offer. We urge you to read and consider this information carefully.

Sincerely,

David A. Hose
President, Chief Executive Officer and
Chairman of the Board of Directors